UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            SHILOH INDUSTRIES, INC.

                               (Name of Issuer)

                    Common Stock, par value $.01 per share

                        (Title of Class of Securities)

                                  824543 10 2
                                (CUSIP Number)
                            David J. Hessler, Esq.
                     Wegman, Hessler, Vanderburg & O'Toole
                           6100 Rockside Woods Blvd.
                             Cleveland, Ohio 44131
                                 216-642-3342

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 23, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 14 Pages

                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page 2 of 14 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MTD Products Inc.
     I.R.S. Identification No. 34-0658691
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /


                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

         Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         4,583,335
 BENEFICIAL-  8   SHARED VOTING POWER
  LY OWNED
     BY           20,000
    EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          4,583,335
              10  SHARED DISPOSITIVE POWER

                  1,124,400
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,707,735

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.6

 14  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page 3 of 14 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     James C. Fanello
     S.S. No. ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /


                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         1,662,873
 BENEFICIAL-  8   SHARED VOTING POWER
  LY OWNED
     BY           170,139
    EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,662,873
              10  SHARED DISPOSITIVE POWER

                  170,139
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,833,012

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0

 14  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page 4 of 14 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Dominick C. Fanello
     S.S. No. ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /


                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         1,637,307
 BENEFICIAL-  8   SHARED VOTING POWER
  LY OWNED
     BY           175,406
    EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          1,637,307
              10  SHARED DISPOSITIVE POWER

                  175,406
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,812,713

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9

 14  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page 5 of 14 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kathleen M. Fanello
     S.S. No. ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /


                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         170,139
 BENEFICIAL-  8   SHARED VOTING POWER
  LY OWNED
     BY           1,662,873
    EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          170,139
              10  SHARED DISPOSITIVE POWER

                  1,662,873
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,139

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              /x/


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3

 14  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     824543 10 2                   Page 6 of 14 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Rose M. Fanello
     S.S. No. ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /


                                                                     (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     Not Applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

              7   SOLE VOTING POWER
 NUMBER OF
   SHARES         175,406
 BENEFICIAL-  8   SHARED VOTING POWER
  LY OWNED
     BY           1,637,307
    EACH
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          175,406
              10  SHARED DISPOSITIVE POWER

                  1,637,307
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     175,406

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /x/


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3

 14  TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                            Page 7 of 14 Pages

                 This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on March 31, 1998 by MTD Products Inc. ("MTD") and James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello (collectively, the "Individual Reporting Persons" and, together with MTD, the "Reporting Persons") relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 is being filed to report that, as of July 23, 1998, the Reporting Persons, as a group, are no longer obligated to file a Schedule 13D for the reasons described in Item 4 below.

Item 3.  Source and Amount of Funds or Other Consideration

                 Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                 For the reasons described in Item 4 below, Item 3 is no longer applicable.

Item 4.  Purpose of Transaction

                 Item 4 of the Statement on Schedule 13D is hereby amended and restated in its entirety as follows:

                 The irrevocable option (the "Option") granted by James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello (collectively, the "Individual Reporting Persons") to MTD Products Inc. ("MTD" and, collectively with the Individual Reporting Persons, the "Reporting Persons") to purchase all of the Common Stock of the Company owned by them at a price of $20.00 per share expired unexercised on June 30, 1998 according to the terms of the support agreement (the "Support Agreement") dated as of March 23, 1998 between MTD and the Individual Reporting Persons. Moreover, MTD's discussions with potential outside equity investors with respect to (i) the purchase of all of the Common Stock owned by the Individual Reporting Persons through exercise of the Option (the "Fanello Stock Purchase") or (ii) the purchase of all of the Common Stock owned by the Individual Reporting Persons as part of a "recapitalization" transaction which would result in the Company "going private" have terminated. As a result of the foregoing, MTD has determined not to pursue either the Fanello Stock Purchase or a "going private recapitalization" of the Company at the current time, and the Reporting Persons have agreed, pursuant to a letter agreement dated July 23, 1998 (a copy of which is hereby incorporated by reference to Exhibit 1 hereto), to terminate the Support Agreement.

                 On July 23, 1998, James C. Fanello and Dominick C. Fanello entered into an agreement with the MTD Products Inc. Master Employment Benefit Trust, a trust fund established and sponsored by MTD (the "Fund"), pursuant to which the Fund has agreed to purchase an aggregate of 1,000,000 shares owned by such individuals for $20.00 per share. The acquisition is subject to review by the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and cannot be consummated until the required waiting periods thereunder shall have expired or been terminated. Huntington National Bank N.A. ("Huntington"), which

                                            Page 8 of 14 Pages

serves as the sole trustee of the Fund, shares investment and dispositive power over Fund investments with an investment committee comprised of certain MTD executive officers and has sole voting authority with respect to such investments. Pursuant to a waiver letter dated July 23, 1998, a copy of which is hereby incorporated by reference to Exhibit 2 hereto, MTD has waived its right of first refusal under the Stockholders Agreement dated as of June 22, 1993, as amended as of March 11, 1994, among the Company, MTD, the Individual Reporting Persons and certain signatories thereto.

                 Although MTD does not have any current intention of purchasing additional shares of Common Stock from the Individual Reporting Persons or pursuing a "going private recapitalization" transaction, it reserves the right to change its plans. Depending on various factors, including the Company's business affairs, prospects, financial position, current and anticipated future price levels of the Common Stock, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it, MTD may purchase additional shares of Common Stock, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers or take such other actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such other actions may include, without limitation, a partial recapitalization of the Company.

                 Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.   Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                 (a)-(b) Each person named in response to Item 2 hereof had, as of July 23, 1998, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

                 MTD PRODUCTS INC. As of July 23, 1998, MTD beneficially owned 5,707,735 shares of Common Stock, constituting 43.6% of the outstanding Common Stock, with the sole power to vote and to dispose of 4,583,335 of such shares, the shared power to vote and to dispose of 20,000 shares held by the Jochum Moll Foundation, a charitable organization, and, as a result of the shared dispositive power held by certain MTD executive officers comprising the Fund's investment committee, the shared power to dispose of 1,104,400 shares beneficially owned by the Fund (including the 1,000,000 shares to be owned by the Fund upon consummation of the acquisition described in Item 4 above). Previously, the Schedule 13D inappropriately reported that MTD has sole voting and dispositive power over 104,400 of the shares of Common Stock beneficially owned by the Fund. The 1,104,400 shares beneficially owned by the Fund also will be reported separately by the Fund in statements on
Schedule 13D or 13G to the extent required by the Exchange Act.

                 As of July 23, 1998, Curtis Moll, the Chairman of the Board and the Chief Executive Officer of MTD, owned 3,500 shares of Common Stock and held 1,500 shares as custodian for a minor child, Dieter Kaesgen,

                                            Page 9 of 14 Pages


President of the Consumer Products Group of MTD, owned 7,000 shares of Common Stock, John Milks, Vice President -- Plant and Facilities Engineering of MTD, owned 300 shares, David J. Hessler, Secretary and Special Counsel of MTD, owned 9,000 shares, Leonard M. Delac, Vice President -- Automotive Systems Group of MTD, owned 1,000 shares, Ronald C. Houser, Chief Financial Officer of MTD, owned 500 shares, John A. Rainone, Executive Vice President -- Consumer Products Group of MTD, owned 700 shares, Theodore S. Moll, Executive Vice President -- Consumer Products Group of MTD, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, Harmut Kaesgen, Executive Vice President -- Consumer Products Group of MTD, owned 3,500 shares and William Docherty, Jr., Executive Vice President -- Consumer Products Group of MTD, owned 800 shares. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

                 Each of the executive officers and directors of MTD shares the power to vote and dispose of shares of Common Stock beneficially owned by MTD. As a result, each of the executive officers and directors of MTD may be deemed to beneficially own the shares of Common Stock that MTD may be deemed to beneficially own. MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

                 JAMES C. FANELLO. As of July 23, 1998, Mr. J. Fanello had the sole power to vote and to dispose of (i) 1,637,007 shares of Common Stock held by Key Trust Company of Ohio, N.A. ("Key Trust"), as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust, (ii) 25,000 shares of Common Stock subject to the exercise of stock options, which are currently exercisable, and (iii) 866 shares of Common Stock through his participation in the Company's defined contribution benefit plans, which collectively constituted approximately 12.7% of the outstanding Common Stock. Mr. J. Fanello shares dispositive power with the trustee as to the 1,637,007 shares held by the trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902 and the principal business of Key Trust is providing banking and trust company services. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. J. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife.

                 DOMINICK C. FANELLO. As of July 23, 1998, Mr. D. Fanello had the sole power to vote and to dispose of (i) 1,637,007 shares of Common Stock held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust, and (ii) 300 shares held by him as custodian for three minor grandchildren, which collectively constituted approximately 12.5% of the outstanding Common Stock. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902 and the principal business of The Richland Bank is providing banking and trust company services. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 175,406 shares of Common Stock owned by his wife.

                                            Page 10 of 14 Pages

                 KATHLEEN M. FANELLO. As of July 23, 1998, Ms. K. Fanello had the sole power to vote and to dispose of 170,139 shares of Common Stock held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constituted approximately 1.3% of the outstanding Common Stock. Ms. K. Fanello shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. K. Fanello is the wife of James C. Fanello; consequently, Ms. K. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,662,873 shares beneficially owned by her husband. Ms. K. Fanello disclaims beneficial ownership of these 1,662,873 shares.

                 ROSE M. FANELLO. As of July 23, 1998, Ms. R. Fanello had the sole power to vote and to dispose of (i) 174,616 shares of Common Stock held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust, and (ii) 790 shares held by her, which constituted approximately 1.3% of the outstanding Common Stock. Ms. R. Fanello is the wife of Dominick C. Fanello; consequently, Ms. R. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,637,307 shares beneficially owned by her husband. Ms. R. Fanello disclaims beneficial ownership of these 1,637,307 shares.

                 Percentages set forth on the cover pages hereof and in this
Item 5 are based on the 13,080,263 shares of Common Stock outstanding as of June 11, 1998.

                 (c) As more fully described in Item 4 hereof, on July 23, 1998, certain Individual Reporting Persons agreed to sell to the Fund and the Fund agreed to purchase from certain Individual Reporting Persons an aggregate of 1,000,000 shares of Common Stock for $20.00 per share.

                 (d) Except for the current shared dispositive power with respect to the trusts noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by the Reporting Persons.

                 (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits.

1.       --      Letter Agreement, dated as of July 23, 1998, among MTD
                 James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello.

2.       --      Waiver Letter, dated as of July 23, 1998, from MTD to the
                 Individual Reporting Persons.

                                            Page 11 of 14 Pages


                                   SIGNATURE


                          After reasonable inquiry and to the best of their
knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 1998

MTD Products Inc.                               Dominick C. Fanello


By:      /s/ Curtis E. Moll                     /s/ Dominick C. Fanello
         ______________________________         ____________________________
                 Name:  Curtis E. Moll
                 Title: Chairman,
                 President  and Chief
                 Executive Officer

James C. Fanello                                Rose M. Fanello


/s/ James C. Fanello                            /s/ Rose M. Fanello
______________________________________          ____________________________

Kathleen M. Fanello


/s/ Kathleen M. Fanello
______________________________________

                                            Page 12 of 14 Pages


                                   EXHIBIT 1



                                                   July 23, 1998


Mr. Dominick C. Fanello
Ms. Rose M. Fanello
2521 Hanley Road
Lucas, OH  44843

Mr. James C. Fanello
Ms. Kathleen M. Fanello
2577 East Hanley Road
Lucas, OH  44843

                 Re: Letter Agreement terminating the Support Agreement dated March 23, 1998

Ladies and Gentlemen:

         As you all are aware, MTD Products Inc. ("MTD") and each of you entered into a certain Support Agreement dated March 23, 1998, a copy of which is enclosed herewith as Exhibit A ("Support Agreement") related to the purchase and sale of all the shares of Common Stock of Shiloh Industries, Inc., owned by each of you. Even though the Option under the Support Agreement expired unexercised, and terminated on June 30, 1998, pursuant to the Support Agreement, each of you further agreed for a period of time, as set forth in the Support Agreement, to support MTD and grant to MTD an irrevocable proxy coupled with an interest related to any Transaction as set forth in the Support Agreement.

         Due to the fact that the purpose of the Support Agreement has ceased because of MTD's abandonment of a Transaction as set forth therein, it is now the intent of MTD to formally terminate the Support Agreement and all rights and obligations set forth therein. If you agree with the termination of the Support Agreement, it would be appreciated if you indicate by so signing the acknowledgment on the bottom of this letter and returning it to David J. Hessler, Wegman, Hessler, Vanderburg & O'Toole, 6055 Rockside Woods Blvd., Suite 200, Cleveland, OH 44131, at your earliest convenience.

                                           Very truly yours,

                                           MTD PRODUCTS INC.

                                           /s/ Curtis E. Moll

                                           Curtis E. Moll, Chairman of the
                                           Board and Chief Executive Officer

                                            Page 13 of 14 Pages

         The undersigned hereby acknowledges and agrees to the terms of this letter agreement set forth above and to the extent any of the existing shares as set forth in the Support Agreement are owner of record or beneficially by any entity, trust or otherwise, the undersigned will cause such entity or trust to take all of the actions contemplated hereunder.

Number of Existing Shares:             /s/ Dominick C. Fanello
1,637,307                              ___________________________________
                                       Dominick C. Fanello


Number of Existing Shares:             /s/ Rose M. Fanello
175,406                                ___________________________________
                                       Rose M. Fanello

Number of Existing Shares:             /s/ James C. Fanello
1,637,873                              ___________________________________
                                       James C. Fanello


Number of Existing Shares:             /s/ Kathleen M. Fanello
170,139                                ___________________________________
                                       Kathleen M. Fanello

                                            Page 14 of 14 Pages


                                   EXHIBIT 2




                                                   July 23, 1998



Mr. Dominick C. Fanello
Ms. Rose M. Fanello
2521 Hanley Road
Lucas, OH 44843

Mr. James C. Fanello
Ms. Kathleen M. Fanello
2577 East Hanley Road
Lucas, OH 44843

MTD Products Inc. Master Employee Benefit Trust
c/o Huntington National Bank, Trustee
917 Euclid Avenue
Cleveland, OH 44114

Ladies and Gentlemen:

         Reference is made to the Stockholders Agreement, dated as of June 22, 1993, by and among Shiloh Industries, Inc. ("Shiloh"), MTD Products Inc. ("MTD") and the Original Shiloh Stockholders (as defined therein), as amended as of March 11, 1994 (the "Stockholders Agreement"). Pursuant to Section 4.1 of the Stockholders Agreement, I hereby waive the benefits of the rights of first refusal set forth in Section 3.2 thereof with respect to any Transfer (as defined in the Stockholders Agreement) of Shiloh common stock by members of the Shiloh Group (as defined therein) to the MTD Products Inc. Master Employee Benefit Trust.

                                           Very truly yours,

                                           MTD PRODUCTS INC.

                                           /s/ Curtis E. Moll
                                           __________________________________

                                           Curtis E. Moll, Chairman of the
                                           Board and Chief Executive Officer